U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-31945

CUSIP Number: 738865 104

(Check One)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2008

[   ]    Transition Report on Form 10-K

[   ]    Transition Report on Form 20-F

[   ]    Transition Report on Form 11-K

[   ]    Transition Report on Form 10-Q

[   ]    Transition Report on Form N-SAR

For the Transition Period Ended:__

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Powder River Petroleum International, Inc.

202, 1212-31ST Avenue NE Calgary, Alberta, Canada	T2E 758
(Address of principal executive offices)	(Zip code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate).

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c) The accountant's statement or other exhibit required by Rule

              12b-25(c) has been attached if applicable.

Part III - Narrative

The quarterly report of the registrant on Form 10-Q could not be filed because certain aspects of the registrant’s review process have not been completed and management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jeffery Johnson	(403)	263-4145
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes    [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Powder River Petroleum International, Inc.

(Name of Registrant as specific in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 15, 2008

By /s/Jeffery Johnson

Jeffery Johnson, CFO

_______________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

_____________________________________________________________________________